Exhibit 15

Summaries of

Agreements with Principal Stockholders

The following is a summary of certain material terms of certain agreements which have been entered into, or which are expected to be entered into, by and between the parties described below in connection with the tender offer (the “Offer”) by Inversiones Australes Tres Limitada (“Bidder”), an indirectly wholly owned subsidiary of Wal-Mart Stores, Inc. (“Wal-Mart”), for all of the outstanding shares (the “Shares”) of Distribución y Servicio D&S S.A. (the “Company”), including Shares represented by American Depositary Shares (“ADSs”). This document is intended to be only a summary of the significant provisions of these agreements and does not purport to describe every aspect of the provisions of such agreements.

Agreement to Tender. Bidder entered into an agreement to tender (the “Tender Agreement”), dated December 19, 2008, with Felipe Ibáñez Scott and Nicolás Ibáñez Scott (the “Principal Stockholders”) and certain of their respective affiliates (collectively with the Principal Stockholders, the “Principal Stockholder Group”).

Pursuant to the Tender Agreement, the Principal Stockholder Group: (1) agreed to tender, and to forfeit any right to withdraw, in the aggregate, 23.4% of the outstanding Shares (on a fully-diluted basis, including Shares represented by ADSs) of the Company no later than five business days before the scheduled expiration date of the Offer; and (2) agreed to tender up to an additional 10% of the Company’s outstanding Shares (on a fully-diluted basis, including Shares represented by ADSs) (collectively, the “Additional Tendered Shares”) if necessary in order to enable Bidder to acquire at least 50.01% of the Shares on a fully-diluted basis (the “Minimum Share Condition”). The Additional Tendered Shares will be deposited by the Principal Stockholders with IM Trust, and IM Trust will have the authority to tender before the Expiration Date (as defined in the Tender Agreement) of the Offer only an amount of such Additional Tendered Shares required to enable Bidder to fulfill the Minimum Share Condition. If Bidder is able to satisfy the Minimum Share Condition without the tender of the Additional Tendered Shares (or if less than the full amount of the Additional Tendered Shares is tendered to satisfy the Minimum Share Condition), any such Additional Tendered Shares held by IM Trust that are not needed to fulfill the Minimum Share Condition will be withdrawn and returned to the Principal Stockholders. Wal-Mart will guarantee Bidder’s payment obligations under the Tender Agreement.

Transfer Restrictions. The Principal Stockholders have agreed not to sell, transfer, pledge, or otherwise encumber any of their Shares other than to certain permitted affiliates who enter into and become parties to the Tender Agreement and the Stockholders’ Agreement described below (collectively, the “Transaction Documents”). The Principal Stockholders have further agreed not to grant a proxy to, or enter into any voting trust with, any person that would restrict the Principal Stockholder Group’s right to transfer its Shares pursuant to the terms of the Tender Agreement.

No Solicitation of Alternative Transactions and Employees. The Principal Stockholders may not, and have agreed to cause certain of their affiliates and the directors, officers and employees of the Company not to, solicit, initiate, or encourage or participate in any discussions regarding a transaction or series of transactions that would give a person other than Bidder or its affiliates the right to: (a) acquire 15% or more of the Shares and ADSs; or (b) control assets of the Company (i) with a book value of 5% or more of the Company’s total consolidated assets or (ii) for consideration equal to 5% or more of the fair market value of all the Shares (including Shares represented by ADSs). The Principal Stockholders also have agreed to terminate all discussions and negotiations with other parties, if any, regarding any such transactions and to notify Bidder of further communications received with respect to any such transactions. In addition, the Principal Stockholders have agreed not to solicit or hire any employees of the Company or its subsidiaries. Bidder also is required to terminate any and all discussions and negotiations with other parties, if any, for a transaction involving the acquisition of 15% or more of the shares of a retail business headquartered in Chile.

Information. Each party to the Tender Agreement has agreed to advise, and to cause certain of its affiliates to advise, each other party of the occurrence of any event that gives Bidder the right to revoke the Offer, and to provide such other parties with any materials received relating to any such event.

Representations and Warranties. Each stockholder among the Principal Stockholder Group has made certain representations and warranties on such stockholder’s own behalf with respect to the business of the Company and its subsidiaries and otherwise. The Principal Stockholder Group has agreed to indemnify Bidder, under certain circumstances and subject to certain limitations, for inaccuracies in those representations and warranties, or for the failure of any member of the Principal Stockholder Group to comply with certain covenants and obligations under the Tender Agreement, including certain of the covenants and obligations described above.

Termination and Effect of Termination. The Tender Agreement may be terminated as follows:

•	by mutual consent of the Principal Stockholders and Bidder;

•	by written notice of Bidder if:

•	the Offer expires without satisfying the Minimum Share Condition, or

•	any of the revocation conditions described in the Prospectus occurs and is not cured as of the Business Day (as defined in the Tender Agreement) prior to the scheduled expiration date of the Offer;

•

by written notice of the Principal Stockholders, on the one hand, or Bidder, on the other hand, to the other party, upon breach of any of the other party’s material obligations under the Tender Agreement in the event that such breach: (a) is incapable of cure prior to the scheduled expiration date for the Offer; or (b) has not been cured upon the earlier of ten days after the giving of written notice of such breach or three days before the scheduled expiration date for the Offer;

•	on the effective date of the Stockholders’ Agreement (as discussed below); or

•

by written notice of the Principal Stockholders, on the one hand, or Bidder, on the other hand, to the other party, if the closing of the Offer has not occurred within 15 days after the date on which the Offer expires or is revoked and the Tender Agreement has not otherwise been terminated.

Upon termination of the Tender Agreement, in general the obligations of the parties (other than for certain breaches prior to termination or in connection with indemnification obligations identified therein) will terminate and no party will have any liability to any other party or such party’s affiliates, except:

•

if Bidder terminates the Tender Agreement because of inaccuracies in the representations and warranties in the Tender Agreement regarding the Company or its subsidiaries that give rise to certain liabilities in excess of US $50 million, then the Principal Stockholders are required to pay to Bidder its reasonable and documented expenses (not to exceed US $7 million);

•

if Bidder terminates the Tender Agreement because of a breach by the Principal Stockholders of any of their obligations with respect to tendering or transferring their Shares, or as to the prohibitions on giving a proxy or concerning an alternative transaction, then the Principal Stockholders are required to pay to Bidder: (a) US $85 million; plus (b) reasonable and documented expenses of Bidder (not to exceed US $7 million); and

•

the Principal Stockholders are required to pay Bidder: (a) US $42.5 million; plus (b) any of its reasonable and documented expenses (not to exceed US $7 million) if the Offer is not consummated, the Tender Agreement is terminated and:

•	any action or inaction by the Company triggered certain of the revocation conditions or any action or inaction by the Principal Stockholders triggered certain of the revocation conditions; or

•

before the termination there is a breach by the Principal Stockholders of certain of their obligations under the Tender Agreement and, within four months of such termination, the Principal Stockholders or the Company enters into an agreement with any third party relating to the acquisition (directly or indirectly) of 50% or more of the Shares owned by the Principal Stockholders or more than 30% of the Company’s outstanding Shares, or any other transaction where a third party would acquire control of assets of the Company or its subsidiaries having either a book value or fair market value of 30% or more of the total consolidated assets of the Company or for consideration equal to 30% or more of the fair market value of all the Shares on the effective date of the Tender Agreement.

Stockholders’ Agreement. Bidder and certain members of the Principal Stockholder Group entered into a stockholders’ agreement (the “Stockholders’ Agreement”) dated December 19, 2008.

Pursuant to the terms of the Stockholders’ Agreement, which would become operative or effective only after successful completion of the Offer, the Principal Stockholders and Bidder have agreed to certain express obligations with respect to the governance of the Company and procedures for certain orderly dispositions of the Principal Stockholders’ non-tendered Shares.

Agreement Relating to Operations of the Company. The Stockholders’ Agreement specifies procedures for financial reporting and management, election of members of the Board of Directors and of the Chairman of the Board of Directors, the composition of certain committees of the Board of Directors and the composition of the Boards of Directors of certain subsidiaries of the Company. Furthermore, the Stockholders’ Agreement contemplates the execution of service license and technical assistance agreements between the Company and Wal-Mart.

Noncompete Obligations of the Parties. Each of the members of the Principal Stockholder Group which is party to the Stockholders’ Agreement has agreed not to participate in the ownership, management, operation or control of any business that competes with the Company, in each case anywhere in Chile, subject to certain limited exceptions involving: (i) passive ownership of less than 3% of the outstanding securities of any publicly traded company; and (ii) ownership of certain specialty boutique or retail establishments with net revenues less than US $40,000,000.

Each of the members of the Principal Stockholder Group which is party to the Stockholders’ Agreement has also agreed, subject to certain limited exceptions, not to solicit any employees of the Company or its affiliates to leave such employment or induce any person who has a material business relationship with the Company or its affiliates, to refrain from engaging in a relationship, or terminate or modify any such actual or prospective relationship, with the Company or its affiliates.

In addition, Bidder has agreed not to participate in the ownership, management, operation or control of certain businesses that compete with the Company in Chile, subject to exceptions whereby Bidder is permitted: (i) to have passive ownership involving less than 3% of the outstanding securities of any publicly traded company; (ii) to own, manage, operate or control any business competitive with the Company in Chile, so long as such competitive business was acquired as a part of an acquisition of a business in which operations outside of Chile represented the substantial portion of the acquired business; or (iii) to continue to conduct global sourcing operations and activities of Wal-Mart or any of its affiliates for the procurement of goods and services in Chile.

Agreement Relating to Election of Directors. Subject to certain limitations, the Principal Stockholder Group has agreed to vote in favor of, or take such other action as is necessary to cause to be elected, five nominees of Bidder for election to the nine-member Board of Directors. Subject to certain limitations and the proviso below, if the Principal Stockholder Group maintains certain ownership levels as specified below, then Bidder has agreed to vote in favor of, or take such other action as is necessary to cause to be elected, nominees designated by the Principal Stockholder Group as follows:

(i) if the Principal Stockholder Group owns at least 10% but less than 20% of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of two directors;

(ii) if the Principal Stockholder Group owns at least 20% but less than 25% of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of three directors; or

(iii) if the Principal Stockholder Group owns 25% percent or more of the Shares, then the Principal Stockholder Group is generally entitled to cause the election of four directors;

provided that, to the extent that an independent director is required to serve on the Board of Directors under applicable laws or regulations, that director shall be taken from the number of directors that the Principal Stockholder Group otherwise may cause to be elected in accordance with the foregoing.

Certain Transfer Restrictions. No member of the Principal Stockholder Group that is party to the Stockholders’ Agreement may (unless waived in writing by Bidder), transfer any Option Shares (as defined in the Stockholders’ Agreement) or permit any affiliate to transfer any Option Shares, except in the case of transfers made in accordance with the Put Agreement (defined below), the Offering Rights Agreement (defined below) or in connection with permissible open market sales and certain transfers of Shares to affiliates (each “Permitted Transfers”). Any transfer by a member of the Principal Stockholder Group, other than a Permitted Transfer, that does not comply with the terms of the Stockholders’ Agreement will be null and void.

Until the termination of the Stockholders’ Agreement, no member of the Principal Stockholder Group, or any of their respective affiliates, may acquire beneficial ownership of additional Shares or other equity interests (including acquisition of preemptive rights) in the Company or any of the subsidiaries of the Company, without the prior written consent of Bidder, except that, following the date on which the closing of the Offer occurs and subject to certain restrictions and limitations, the members of the Principal Stockholder Group may be permitted to acquire additional shares of Stock so long as that acquisition does not cause the Principal Stockholder Group to beneficially own, collectively, in excess of 40% of all outstanding Shares.

Dividend Policy. To the extent requirements of law obligate the Company to pay annual dividends to stockholders, the Stockholders’ Agreement provides that the Board of Directors shall declare such dividends out of net profits payable in Chilean pesos in an amount equal to the higher of: (a) the minimum amount required under applicable requirements of law; or (b) five Chilean pesos per share, subject to (x) annual indexing to Unidades de Fomento and (z) proportionate adjustment for any stock splits (or reverse stock splits), stock dividends or similar stock events.

Capital Issuances. Until the third anniversary of the effective date of the Stockholders’ Agreement (such period, the “Three-Year Period”), each stockholder that is a party to the Stockholders’ Agreement has agreed to take all actions necessary to ensure that the Company has the authority to effectuate a preemptive rights offering for the purpose of raising capital in the aggregate amount, in one or more tranches, of up to US $500,000,000 during the first three years of the Stockholders’ Agreement, plus any amounts required to refinance certain existing indebtedness under certain conditions (each such tranche, a “Capital Raise”). Each Capital Raise shall consist of a preemptive rights offering, in which each stockholder of the Company shall have a right, but not an obligation, to participate on a pro rata basis. The new shares issued in any Capital Raise shall be placed at a subscription price to be mutually agreed upon between Wal-Mart and the Principal Stockholder Group. To the extent consistent with applicable requirements of law and subject to certain specified restrictions and limitations, the parties have agreed with respect to each Capital Raise during the Three-Year Period to make such elections and/or waivers as may be requested by the other parties to the Stockholders’ Agreement in order to maintain and/or obtain certain specified percentage ownership levels in the Company, provided that in any event the Bidder owns at least 50.01% of the Shares on a fully-diluted basis. At any time after the Three-Year Period, the Company may raise capital through equity rights offerings in such amounts and at such prices as are approved by the Board of Directors from time to time.

Termination and Effect of Termination. The Stockholders’ Agreement may be terminated as follows:

(i) upon mutual agreement of the parties;

(ii) upon delivery of notice by any party thereto in certain circumstances involving the termination of the Tender Agreement in accordance with its terms;

(iii) at the election of Bidder: (a) at any time on or after the date upon which the applicable aggregate percentage of the Principal Stockholder Group shall be less than 10% of the outstanding Shares; (b) to the extent the Principal Stockholders fail to cure certain specified breaches or events of default; (c) at any time after the date as of which both of the Principal Stockholders have died; or (d) at any time after the bankruptcy of both of the Principal Stockholders; provided that, in the case of each of (a)-(d) above, Bidder is not then in material default of the Stockholders’ Agreement or the Offering Rights Agreement and provided that there is no Optionee Event of Default under the Put Agreement (as defined in such agreement); or

(iv) at the joint election of the Principal Stockholders: (a) at any time Bidder fails to cure certain events of default, provided no member of the Principal Stockholder Group is then in material default under the Stockholders’ Agreement or the Offering Rights Agreement and provided that there is no Optionor Event of Default under the Put Agreement (as defined in such agreement); or (b) upon the bankruptcy of Wal-Mart or Bidder.

Upon termination of the Stockholders’ Agreement, the obligations of the parties under the Stockholders’ Agreement (other than the obligations which by their express terms survive such termination, including noncompete and indemnification obligations) will terminate subject to any rights or remedies one party may have against the other for breach of the terms of the Stockholders’ Agreement.

Amendment and Waiver. The Stockholders’ Agreement may not be amended except by a written instrument signed by each party thereto.

In addition to the agreements described above, the Stockholders’ Agreement provides that following successful completion of the Offer, the following agreements will be entered into. It is expected that the executed agreements will contain the following provisions:

Offering Rights Agreement. The Stockholders’ Agreement contemplates that after the closing of the Offer, the Company expects to enter into an offering rights agreement (the “Offering Rights Agreement”) with certain members of the Principal Stockholder Group with respect to the Shares which the Principal Stockholder Group owns at such time and, subject to specified restrictions, Shares which the Principal Stockholder Group later acquires. The Shares that will be covered by the Offering Rights Agreement are referred to herein as the “Offerable Shares.”

Offering Demand. After the expiration of a 180-day period following the closing of the Offer, the Principal Stockholder Group would be entitled, subject to certain terms and conditions, to require the Company on up to three occasions to prepare a disclosure document and effect a marketed offering of the Offerable Shares in certain eligible jurisdictions in accordance with applicable securities laws. Any offering demanded by the Principal Stockholder Group would be required to either include a minimum of 5% of the aggregate outstanding number of Shares on a fully-diluted basis or be intended to raise at least US $150 million, as estimated at the time of such demand. In addition, the Principal Stockholder Group will not have a right to demand an offering registered under the Securities Act of 1933 in the United States for at least one year following the closing of the Offer, after which point the right to any such demand will be available only in certain circumstances. Furthermore, before pursuing an offering under an offering demand, one or more notices must be given to Bidder, and Bidder may elect to purchase all of the Offerable Shares under specified terms and conditions. In general, the demand rights of the Principal Stockholder Group will cease when the parties constituting the group cease collectively to own Offerable Shares representing at least 5% of the outstanding number of Shares on a fully-diluted basis.

The expenses of any marketed offering effected pursuant to these rights will be paid by the participating members of the Principal Stockholder Group unless the Company includes other securities in such offering, in which case the expenses will be paid pro rata. In any underwritten offering effected pursuant to these rights, the participating members of the Principal Stockholder Group will have the right to jointly designate the managing underwriter.

Piggyback Registration. The Principal Stockholder Group also will have piggyback rights with respect to specified offerings of Shares by the Company or other stockholders of the Company, which will enable the Principal Stockholder Group to sell shares in connection with such offerings. The expenses of any offering in which these piggyback rights are exercised generally will be borne by the Company and the participating stockholders on a basis proportionate to the respective number of Shares included on the account of each party.

Other Provisions. The exercise of the foregoing rights will be subject to customary limitations, qualifications and conditions.

Put Option Agreement. Following effectiveness of the Stockholders’ Agreement, Bidder and certain members of the Principal Stockholder Group plan to enter into a put option agreement (the “Put Agreement”) pursuant to which Bidder would grant to each of the Principal Stockholders (on behalf of each such stockholder and such stockholder’s specified affiliates), who for purposes of this discussion are referred to as the “optionors,” the option and right to require Bidder to purchase all or a portion of certain specified Shares that the optionors beneficially own on the effective date of the Put Agreement and, subject to specified restrictions, certain specified Shares which the optionors later acquire. The shares of Company common stock that will be covered by the Put Agreement are referred to in this discussion as the “option shares.”

At any time beginning on the 2nd anniversary of the date of the Put Agreement and ending on the 7th anniversary thereof, each optionor may require (up to two times during such exercise period) that Bidder purchase all or a portion of its option shares by delivering a notice of exercise to Bidder, subject to certain limitations. If one optionor delivers a notice of exercise to Bidder, the other optionor may elect to also sell to Bidder its option shares, subject to certain limitations. The put option will terminate with respect to each optionor on the earlier of: (i) the date on which such optionor no longer owns stock of the Company; (ii) the date on which such optionor has exercised its rights to require Bidder to acquire its option shares; or (iii) the 7th anniversary of the date of the Put Agreement.

In addition, if Bidder specifically requests in writing that the optionors vote in accordance with the recommendation of Bidder with respect to certain matters that require the consent of 2/3 of the stockholders of the Company, and the optionors vote in accordance with such recommendation, the optionors will have a period of 60 days after the date of the stockholder approval to require Bidder to purchase all of their option shares upon delivery of a notice of exercise to Bidder. The right to exercise this put option in connection with a 2/3 stockholder vote will expire on the earlier of: (a) the date on which such optionor no longer owns stock of the Company; (b) the date on which such optionor has exercised this put option; or (c) the date on which Bidder (together with any of its affiliates) beneficially owns 66 2/3% of the stock of the Company.

A notice of exercise by an optionor to Bidder to sell to Bidder the option shares identified in the exercise notice may result in the need to effect a process through which a price per share is determined by the fair market value determination procedures described below. In the case where either both optionors have sent to Bidder a notice of exercise of a put option or one optionor has exercised its option and the other optionor has decided to also sell its option shares along with the initiating optionor, the optionor who holds a majority of the option shares submitted for sale will be the optionor who makes the decisions required under the Put Agreement with respect to the fair market value determination described below.

Exercise Price Related Procedures. Within 30 days after delivery of the notice of exercise, the deciding optionor and Bidder will each deliver to the other a certificate setting forth the calculation of the fair market value of the Company as determined by an investment bank or another financial advisor selected by each such optionor and Bidder, respectively. If such party’s higher fair market valuation is within 10% of the value of such other party’s lower valuation, then the fair market value of the Company will be the average of the two valuations.

If the fair market valuations described above are not within such 10% level, then the fair market value of the Company will be determined by an investment banking firm mutually agreed upon by such optionor and Bidder. If such optionor and Bidder are not able to agree upon an investment banking firm within ten business days after delivery of each party’s fair market value valuation to the other party, then each party will designate one independent third party investment bank and such investment banks will appoint one independent third party investment bank that will determine the fair market value of the Company in accordance with the terms and conditions of the Put Agreement. The rights of an optionor to exercise a put option and proceed with the closing of the sale of its option shares pursuant to such put option may be suspended upon the occurrence of certain breaches by such optionor of the Stockholders’ Agreement, the Put Agreement or the Offering Rights Agreement.

Limitations of Agreement Summaries. The foregoing summaries are not intended to constitute, and shall not constitute, a legally binding document. Neither the content of these summaries nor any purported omissions therein shall be construed in any way as a waiver of or modification to any applicable provision or provisions set forth in the definitive agreements described above, including both the Tender Agreement and Stockholders’ Agreement, which were entered into by the parties thereto on December 19, 2008, and the agreements which are contemplated to be entered into in certain circumstances involving a successful consummation of the Offer.